THREE AND NINE MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E    O F    C O N T E N T S

THREE AND NINE MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the three months and nine months ended June 30, 2008 and the audited financial statements for the year ended September 30, 2007, prepared in accordance with Canadian generally accepted accounting principles, which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of August 8, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This discussion uses the terms 'measured resources' and 'indicated resources'. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This discussion uses the term 'inferred resources'. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. 'Inferred resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2 Overview

Taseko is a mining and mineral exploration company with four properties located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine and three exploration projects: the Prosperity gold-copper property, the Harmony gold property and the Aley niobium property.

In the third quarter of fiscal 2008, Taseko continued to focus on the expansion of the Gibraltar concentrator, long range planning and resource definition for the Gibraltar Mine, project approval for the Prosperity Project, and review of potential acquisitions to provide for further corporate growth.

During the three months ended June 30, 2008, Taseko had an operating profit of $16.0 million, and net earnings after tax of $3.8 million, as compared to an operating profit of $28.4 million, and net earnings after tax of $12.4 million for the same period in fiscal 2007.

THREE AND NINE MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

A Phase Three expansion of the concentrator at Gibraltar Mine was announced during the quarter, designed to increase the throughput to 85,000 tons per day (“tpd”) and production capacity to approximately 180 million pounds of copper and 3.5 million pounds of molybdenum per year by the fourth quarter of 2010.

Plans to move forward with the Harmony and Aley Projects in 2008 have been deferred as the Company focuses on the Gibraltar Mine and the Prosperity Project.

1.2.1 Gibraltar Mine

Taseko's 100% owned Gibraltar mine is located north of the City of Williams Lake in south-central British Columbia.

Third Quarter 2008 Sales and Inventory

Copper

  Copper in concentrate sales for the quarter were 12.4 million pounds of copper, a decrease from the 13.0 million pounds of copper sold during the same quarter in fiscal 2007. Copper in concentrate inventory at June 30, 2008 was 3.6 million pounds (June 30, 2007 – 0.34 million pounds).

  Copper cathode sales were 0.6 million pounds compared to 0.6 million in the same quarter of fiscal 2007. Copper cathode in inventory at June 30, 2008 was 0.08 million pounds. (June 30, 2007 – 0.9 million pounds).

  The average price realized for sales of copper in the quarter was US$3.86 per pound compared to US$3.53 per pound in the same quarter of the previous year.

Molybdenum

  Molybdenum concentrate sales in the quarter were 78,000 pounds of molybdenum, a decrease from the 151,000 pounds sold in the same quarter of fiscal 2007. Molybdenum in concentrate inventory at June 30, 2008 was 8,821 pounds (June 30, 2007 – 27,396 pounds).

  The average price realized for sales of molybdenum in the quarter was US$33.57 per pound compared to US$31.95 per pound received during the third quarter of fiscal 2007.

*Non-GAAP Measures

This document includes certain non-GAAP performance measures including "total cash cost of production" that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. The Company believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company's performance. The Company's use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP.

THREE AND NINE MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Third Quarter 2008 Production

The following is a summary of the operating statistics for the third quarter of 2008 (Q3 2008) compared to the same quarter in fiscal 2007 (Q3 2007).

	Q3 – Fiscal 2008	Q3 – Fiscal 2007
Total tons mined (millions)[1]	12.0	8.9
Tons of ore milled (millions)	2.5	2.4
Stripping ratio	3.1	2.6
Copper grade (%)	0.34	0.32
Molybdenum grade (%Mo)	0.006	0.010
Copper recovery (%)	70.0	76.4
Molybdenum recovery (%)	24.4	36.3
Copper production (millions lb) [2]	12.4	12.7
Molybdenum production (thousands lb)	76	151
Copper production costs, net of by-product credits, per lb of copper	US$2.79[3]	US$1.14
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.46	US$0.32
Total cash costs of production* per lb of copper	US$3.25	US$1.46

Notes to table:
1 Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 2008 copper production includes 11.7 million lb in concentrate and 0.7 million lb in cathode. 2007 copper production includes 11.8 million lb in concentrate and 0.9 million lb in cathode
3 2008 by-product credit is based on pounds of molybdenum and ounces of silver sold.

Tons mined were higher in the third quarter of fiscal 2008 compared to the same quarter in fiscal 2007 as mine operations continued mining waste rock during an unplanned 16-day concentrator shutdown in May that was caused by a failed transformer. Tons of ore milled were essentially the same as in the third quarter of fiscal 2007, even with the unplanned shutdown, as concentrator’s daily throughput is now higher than it was a year ago due to the successful completion of the construction of the Phase I mill expansion.

Copper production was lower in Q3 fiscal 2008 compared with the same quarter in 2007 as a result of lower copper recoveries caused by oxidized material in the mill feed and balancing the new mill circuits installed during the Phase I expansion with existing mill circuits. Molybdenum production decreased as a result of lower grades.

Cost per pound of copper in Q3 fiscal 2008 was higher than in the same quarter in 2007 as a result of lower copper production due to the transformer failure, increased waste stripping, increased price of site consumables, strength of Canadian currency, and other areas. The approximate affect of each major variance on quarterly cost per pound of copper produced is as follows:

THREE AND NINE MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Canadian to US dollar exchange rate	$0.23/lb

Production loss due to transformer failure	$0.52/lb

Accelerated maintenance on the grinding circuit during shutdown	$0.13/lb

Continued waste stripping during the transformer down	$0.25/lb

Increased price of fuel, steel , explosives, and reagents	$0.26/lb

Below target copper recovery	$0.24/lb

As the ramp up of the Phase I and, in future, Phases II and III expansions, progress cash costs should decline accordingly. Taseko forecasts long-term, normalized cash costs for the Gibraltar operation in the range of US$1.30 per pound, including both site and off property costs.

Off-property costs during the quarter were higher than in the comparable quarter in 2007 as a result of lower applicable pounds of metal moved, higher transportation charges, and fuel surcharges.

Treatment and Refining Agreement

In April 2008, Taseko entered into a six-year agreement commencing when the current agreement expires, early in 2009, and ending on December 31, 2014 with MRI Trading AG, a Swiss-based metal trading house, for the treatment and refining of Gibraltar copper concentrate. Under the terms of the agreement, Taseko has secured long-term, low cost rates for processing approximately 1.1 million tons of copper concentrate production into copper metal. The Company will maintain the ability to price payable copper, contained in the concentrate, based on a quotation period declared prior to, and covering each ensuing calendar year.

Within the framework of this treatment and refining agreement, Taseko has also secured a US$30 million line of credit, to add to its $35 million cash on hand at the end of the quarter.

Concentrator Expansion Projects

Construction of the Phase I mill expansion was completed in February. All sections of the mill have operated for sustained periods at or above nameplate capacity, but it is taking longer to stabilize the interface between old and new circuits than was anticipated. The ramp up to the rated processing capacity of 46,000 tpd is underway and Gibraltar staff continue with the integration of new equipment into the operation.

The Phase II expansion consists of modernizing and increasing the capacity of the regrind, cleaner flotation, and concentrate circuits, installing a two stage tailings pumping system and adding a pebble crusher to the SAG mill circuit. Phase II is designed to increase concentrator capacity from 46,000 to 55,000 tpd. The construction schedule for Phase II has been altered slightly by the introduction of the Phase III expansion but Phase II is on schedule for completion of construction by early 2009 Ramp up to the new full production rate will take approximately one year.

THREE AND NINE MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Phase III expansion is designed to increase throughput capacity by a further 30,000 tpd to 85,000 tpd by the end of 2010. The engineering for Phase III is well advanced and the estimated capital cost has been confirmed at $300 million for mill infrastructure and $50 million for mining equipment. The Company is considering funding alternatives, involving approximately 30% debt and 70% generated from internal cash flow.

Equipment

An electrical transformer supplying power to the new SAG mill at the Gibraltar Mine failed on May 5. As a result, the concentrator was shutdown for 16 days until a replacement transformer could be sourced and installed. An investigation into the failure of the transformer has confirmed that it was caused by a defect that was present but undetected when it was purchased. Taseko is now pursuing a claim against the supplier’s warrantee coverage and a separate claim for loss-of-business insurance.

All testing and operating procedures were of a high standard and the failure was not predictable. A backup transformer was being constructed at the time of the failure but it was not available in time to avoid the interruption in production. This back-up transformer is now on site at Gibraltar.

Labour and Safety

The number of active personnel at the end of the third quarter of fiscal 2008 was 440, compared to 315 at the same period in fiscal 2007.

There were two lost time accidents during the quarter. By the end of June, all Gibraltar employees had been taken through the first two modules of a formal safety awareness and training program that was initiated in the previous quarter.

1.2.2 Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.

In September 2007, the Company announced the positive results of a feasibility study for the Project. The Company is actively advancing opportunities for improved economic performance through further metallurgical testing and optimization of the concentrator flowsheet, applying the most up-to-date facility designs and construction techniques, and reducing indirect costs.

New metallurgical testwork completed to date, on ore representative of mill feed scheduled in years one through four, is consistent with the metallurgical performance conclusions of historical work. The metallurgical test program is scheduled to continue through locked-cycle testing on this material.

Basic engineering began in January 2008, focusing on completing layouts, detailing quantities for steel and concrete, and procurement. Detailed engineering has been performed in specific areas required to secure long-lead delivery items. Engineering is scheduled to continue with the intent of minimizing the timeline to production once permits are in place.

THREE AND NINE MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Payments securing manufacturing time for the heads and trunnions for a 38-foot SAG mill construction for Prosperity were placed. Discussions with vendors for securing other long-lead delivery items to meet a construction schedule consistent with expectations on having required mining permits are in progress.

In July 2008, the Company was advised by the Ministry of Environment of British Columbia that the Province will be moving forward under provisions of the Environmental Assessment Act with an Environmental Assessment Office led review of this Project. The first meeting of the Working Group is scheduled for September 3, 2008. In the meantime, Taseko continues to work closely with both federal and provincial regulatory agencies in the review of the Project and is also engaged in discussions with local First Nations and other communities.

1.2.3 Harmony Project

Taseko holds 100% of the Harmony gold project, located on the Queen Charlotte-Haida Gwaii on the northwest coast of British Columbia. The Company has undertaken property maintenance and environmental monitoring activities at Harmony since acquiring the project in 2001.

The Company initiated a review of engineering work on the project in late 2007 following the designation of the area as a mineral development zone under the Queen Charlotte-Haida Gwaii Land and Resource Management Plan.

1.2.4 Aley Project

Taseko acquired 100% of the Aley niobium project in northern British Columbia in fiscal 2007. Niobium is a metal used in making high strength steels required in the manufacture of automobiles, bridges, pipes, jet turbines and other high technology applications. Currently, the world supply is dominated by only two producers: CBMM, a Brazilian miner, and Iamgold, which operates the Niobec Mine in Quebec.

1.2.5 Purchase of Net Profits Interest

In May 2008, Taseko acquired a 30% Net Profits Interest in claims that are part of the Gibraltar mine property and located adjacent to the Gibraltar East pit. The purchase was structured as the acquisition of a privately held company, Oakmont Ventures Ltd., whose sole assets was the 30% net profit interest for a share settlement to the value of $5.22 million (consisting of 1,000,000 common shares).

1.2.6 Corporate

Convertible Debenture – NVI Mining Ltd (formerly Boliden Westmin (Canada) Limited) ("NVI")

On April 2, 2008, NVI issued a notice to the Company to convert the principal amount of the debenture of $17 million at an effective conversion rate of $5.14 per common share, which would have resulted in 3,307,393 common shares of the Company being issued to NVI. However, the Company had already filed an action in BC Supreme Court in May 2006, seeking, among other relief, a right of set-off against the debenture in respect of damages owing from certain latent income tax liabilities that have been provisionally and conservatively quantified as the equivalent of 694,422 common shares. The Company therefore withheld 694,422 shares otherwise issuable pursuant to the conversion provision of the Debenture and issued the remainder of the common shares to NVI.

THREE AND NINE MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

On April 28, 2008, NVI filed a Statement of Claim in the Supreme Court of British Columbia, naming Gibraltar and Taseko as defendants, and seeking an order that Taseko issue the 694,422 common shares withheld from the conversion of the Debenture, or pay damages in lieu of issuing the shares. Taseko has entered an appearance and has filed a Statement of Defense and Counterclaim, and is defending this action vigorously, while at the same time pursuing its original claim against NVI.

On July 29, 30 and 31, 2008, the Supreme Court of British Columbia heard arguments on the issue of whether NVI should be required to await the outcome of the trial of Taseko's claims before receiving the 694,422 outstanding shares (or their equivalent in damages). That hearing has now concluded and the judge has reserved. A decision in that application is currently expected by August 14, 2008.

1.2.7 Market Trends

Overall, copper prices have been increasing since late 2003 and averaged US$3.22/lb in 2007. Prices have continued to be strong in 2008, averaging US$3.65/lb to July 31. Forecasts suggest that there will be continued strong demand over the medium term, keeping prices above US$2.50/lb, and growing demand over the longer term.

Gold prices have been increasing for more than three years. The gold price averaged approximately US$695/oz in 2007. Prices have continued to be strong in 2008, averaging US$915/oz to July 31, 2008. Gold prices are forecast to show continued strength over the medium to long term.

Molybdenum prices increased from US$7.60/lb in 2003 and peaked in 2005 at an average price of US$34/lb. Prices decreased in 2006, averaging US$25.53/lb over the year, and strengthened again in 2007, averaging US$30.47/lb for the year. Molybdenum prices averaged US$33.65/lb to July 31, 2008. Molybdenum prices are expected to moderate but average at or above US$18/lb through 2010.

Over the past two years, the Canadian dollar has strengthened significantly against the United States dollar. The Company sells its products in United States dollar but its expenses are denominated primarily in Canadian dollars. The twelve-month average at June 30, 2007 for one United States dollar was 1.1327 Canadian dollars. The twelve-month average at June 30, 2008 for one United States dollar was 1.032 Canadian dollars. At June 30, 2008, one United States dollar was equivalent to 1.0197 Canadian dollar. The Canadian dollar is expected to remain strong over the next two years, with forecasts anticipating an average of one United States dollar to 1.02 Canadian dollars in 2008 and 1.08 Canadian dollars in 2009.

THREE AND NINE MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in thousands of Canadian dollars except per share amounts.

	As at September 30
Balance Sheets	2007	2006	2005
Current assets	$94,619	$149,447	$58,380
Mineral properties	18,407	2,628	3
Property, plant and equipment	158,492	43,817	9,914
Other assets	105,745	101,569	122,700
Total assets	$377,263	$297,461	$190,997
Current liabilities	44,589	47,863	52,205
Other liabilities	169,014	148,664	109,682
Shareholders' equity	163,660	100,934	29,110
Total liabilities & shareholders' equity	$377,263	$297,461	$190,997

	Year ended September 30
Statements of Operations	2007	2006	2005
Revenue	$218,426	$161,900	$87,638
Cost of sales	(109,533)	(103,628)	(71,348)
Amortization	(3,155)	(3,412)	(2,657)
Operating profit	$105,738	$54,860	$13,633

Accretion of reclamation obligation	1,777	1,732	1,574
Exploration	8,967	3,544	506
Foreign exchange loss (gain)	233	(289)	34
Gain on asset retirement obligation change of estimates	(4,570)	–	–
Loss on sale of equipment	–	–	2,161
Loss on extinguishment of capital leases	–	240	–
General and administration	6,501	5,286	2,412
Ledcor termination fee	–	3,500	–
Gain on sale of marketable securities	(1,508)	–	–
Interest and other income	(11,093)	(7,170)	(10,548)
Interest expense	5,947	4,594	3,175
Interest accretion on convertible debt	2,922	1,280	1,075
Restart project	–	–	6,347
Stock-based compensation	6,771	3,182	1,129
Change in fair market value of financial instruments	1,925	–	–
Earnings before income taxes	$87,866	$38,961	$5,768
Current income tax recovery (expense)	(3,959)	(4,397)	4,099
Future income tax recovery (expense)	(35,645)	(1,648)	13,423
Earnings for the year	$48,262	$32,916	$23,290
Other comprehensive income (loss):
Unrealized loss on reclamation deposits	(419)	–	–
Unrealized gain (loss) on marketable securities/investments	4,710	–	–
Reclassification of realized gain (loss) on sale of marketable securities	(1,508)	–	–
Tax effect	(445)	–	–
Other comprehensive income	$2,338	$–	$–
Total comprehensive income	$50,600	$32,916	$23,290
Basic earnings per share	$0.37	$0.29	$0.23
Diluted earnings per share	$0.36	$0.26	$0.21
Basic weighted average number of common shares outstanding	129,218	113,554	100,022
Diluted weighted average number of common shares outstanding	142,278	126,462	110,733

THREE AND NINE MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

All numbers, except per-share amounts, are expressed in thousands of Canadian dollars. Small differences are due to rounding.

	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2008	2008	2007	2007	2007	2007	2006	2006	2006
Current assets	114,611	124,105	117,251	94,619	97,907	114,756	129,940	149,447	68,651
Mineral properties	29,916	19,142	18,941	18,407	15,986	5,468	3,554	2,628	3
Properties, plant and
equipment	222,729	202,679	182,342	158,492	120,857	95,627	63,281	43,817	31,266
Other assets	113,159	112,926	106,873	105,745	104,781	104,677	104,051	101,569	103,193
Total assets	480,415	458,852	425,407	377,263	339,531	320,528	300,826	297,461	203,113

Current liabilities	41,484	29,976	22,439	44,589	35,225	36,426	37,411	47,863	39,330
Other liabilities	173,755	182,419	173,042	169,014	155,070	151,799	149,912	148,664	97,588
Shareholders' equity	265,176	246,457	229,926	163,660	149,236	132,303	113,503	100,934	66,195
Total liabilities and
shareholders' equity	480,415	458,852	425,407	377,263	339,531	320,528	300,826	297,461	203,113

Revenue	53,206	65,357	44,924	53,998	55,907	51,624	56,897	23,196	59,922
Mine site operating costs	(29,633)	(28,854)	(19,810)	(17,062)	(21,399)	(18,962)	(30,809)	(8,829)	(31,866)
Transportation and treatment	(6,042)	(7,194)	(5,229)	(5,220)	(4,714)	(5,062)	(6,305)	7,581	(8,973)
Amortization	(1,563)	(1,091)	(701)	(667)	(1,374)	(677)	(437)	(898)	(812)
	15,968	28,218	19,184	31,049	28,420	26,923	19,346	21,050	18,271
Expenses:
Accretion of reclamation
obligation	322	313	307	760	339	339	339	433	433
Conference and travel	164	370	157	98	72	156	168	223	39
Consulting	66	52	78	198	138	167	80	137	104
Exploration	3,047	2,243	2,123	2,320	2,188	2,546	1,913	(155)	2,958
Interest expense and accretion
charges	1,857	2,032	1,891	2,042	2,199	2,722	1,906	1,678	2,311
Ledcor termination fee	–	–	–	–	–	–	–	3,500	–
Legal, accounting and audit	277	326	219	443	130	484	163	(81)	1,061
Office and administration	1,566	1,454	1,250	975	833	905	762	(107)	1,047
Shareholder communications	78	165	136	99	140	134	113	101	183
Trust and filing	94	105	115	23	20	118	81	55	23
Interest and other income	(1,897)	(2,239)	(2,535)	(2,901)	(2,434)	(2,978)	(2,778)	(2,418)	(1,579)
Gain on sale of marketable
securities	(586)	(568)	–	–	–	(1,509)	–	–	–
Income tax expense (recovery)	5,317	6,357	(1,315)	15,727	6,739	11,485	5,653	(1,968)	5,603
Asset retirement obligation
change of estimates	–	–	(2,413)	(4,570)	–	–	–	–	–
Foreign exchange loss (gain)	600	(1,000)	40	756	1,454	(472)	(1,505)	(132)	323
Stock-based compensation	1,103	1,598	2,772	1,817	1,865	2,330	759	731	1,685
Loss on equipment disposal	161	–	–	–	–	–	–	–	–
Change in fair value of
financial instruments	–	809	77	617	2,331	(995)	(28)	–	–
Earnings for the period	3,799	16,201	16,282	12,645	12,406	11,491	11,720	19,053	4,080
Earnings per share – basic	0.03	0.11	0.12	0.10	0.10	0.09	0.09	0.16	0.04

THREE AND NINE MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

Three months ended June 30, 2008

The Company's pre-tax earnings for the quarter ended June 30, 2008 were $9.1 million, compared to $19.1 million for the three months ended June 30, 2007. The decrease in pre-tax earnings was mainly the result of lower production related to an electrical transformer failure at the concentrator facility causing mill activities to cease for 16 days in May and higher input costs of production.

The Company reported revenues of $53.2 million for the quarter, compared to $55.9 million in the third quarter of the prior year. The decrease in revenue was the result of lower shipments of copper as a result of the electrical transformer failure, partially offset by higher copper prices realized. The average price per pound of copper sold increased to US$3.86 per pound, up from US$3.53 per pound in the same quarter in fiscal 2007. In addition, copper cathode sales of $2.1 million were the same as in the prior year.

Revenues for the quarter consisted of copper concentrate sales of $48.8 million (2007 – $47.8 million), copper cathode of $2.1 million and molybdenum concentrate sales of $2.3 million (2007 – $5.6 million).

Cost of sales for the third quarter of fiscal 2008 was $35.7 million, compared to $26.1 million for the same period in fiscal 2007. Cost of sales was higher during the period mainly due to lost mill production time from the electrical transformer failure and higher input costs. Costs of sales consists of total production cost of $36.4 million (2007 – $20.8 million) for metal produced and sold during the quarter minus concentrate inventory adjustment of $6.8 million (2007 – positive adjustment of $0.6 million). Treatment and transportation costs totaling $6.1 million (2007 – $4.7 million) were also included in cost of sales for the third quarter of 2008. Included in costs of sales was an accrual for an insurance claim relating to the electrical transformer failure.

Amortization expense for the quarter was $1.6 million compared to $1.4 million for the same period in fiscal 2007. The increase is the result of capital equipment additions during the quarter as well as the utilization of several new pieces of equipment related to the concentrator expansion. The Company also began to amortize deferred stripping which had been capitalized in prior periods. Mining and milling assets are amortized using the units of production method based on tons mined and tons milled respectively and divided by the estimated tonnage to be mined and milled in the mine plan. An increase in recoverable reserves during the period resulted in a reduced annual amortization rate.

Exploration expenses increased to $3.0 million in the third quarter of fiscal 2008, compared to $2.2 million for the same period in fiscal 2007. This increase is due to a higher level of engineering activity at the Company's Prosperity Project in anticipation of proceeding with the environmental assessment review, and other related activities. During the quarter, the Company also capitalized $3.2 million (2007 – $2.3 million) of exploration expenses related to increasing the reserves and life of mine at Gibraltar.

General and administrative costs increased to $2.2 million in the third quarter of fiscal 2008 compared to $1.3 million for the same period in fiscal 2007. The increase was mainly attributable to higher staffing levels relating to increased work for Prosperity, the Gibraltar mill expansion, and new corporate offices.

THREE AND NINE MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock-based compensation decreased to $1.1 million in the current quarter, compared to $1.9 million in the same period in fiscal 2007, as a result of a greater portion of stock based compensation expense having been realized in prior periods.

Interest and other income during the third quarter of fiscal 2008 was $1.9 million as compared to $2.4 million in the third quarter of 2007. The decrease was due to a lower average cash balance in Q3 2008 compared to the same period in the prior year. Interest expense and interest accretion decreased to $1.9 million compared to $2.2 million in the third quarter of 2007 as a result of the conversion of the NVI mining convertible debenture.

The Company had income tax expense of $5.3 million in the current quarter compared to income tax expense of $6.7 million in the same period of fiscal 2007. Total income tax expense is lower than the same period in the previous year due to a recovery of current income taxes related to accelerated tax depreciation available to the Company and a reduction in corporate tax rates announced by the federal government in December 2007 that were substantively enacted during the quarter ended June 30, 2008. This was offset by future income tax expense mainly due to the accelerated tax depreciation taken on those assets and the future tax liability related to deferred stripping and deferred exploration costs.

The Company has a tax receivable of $6.7 million (2007 – payable of $6.6 million). The receivable relates to a refund of taxes, previously paid in installments to the taxation authorities, and also accounts for the current tax recovery of $0.4 million (2007 – income tax expense of $2.5 million).

The Company also has a tax liability provision of $25.5 million (2007 – $22.5 million) recorded on the Company's balance sheet in fiscal 2004 in accordance with Canadian generally accepted accounting principles.

Nine months ended June 30, 2008

The Company's pre-tax earnings for the nine months ended June 30, 2008 were $46.5 million, compared to $59.5 million for the nine months ended June 30, 2007. The decrease in pre-tax earnings was due mainly to higher production costs resulting from an electrical transformer failure at the concentrator facility causing mill activities to cease for 16 days in May 2008 and higher input costs of production.

The Company reported revenues of $163.5 million for the first three quarters of 2008, compared to $164.4 million for the same nine months in the prior year.

Cost of sales for the first nine months of fiscal 2008 was $96.8 million, compared to $87.3 million for the same period in fiscal 2007. Amortization expense was $3.4 million compared to $2.5 million for the same period in fiscal 2007. The increase is the result of capital equipment additions as well as the utilization of several new pieces of equipment related to the concentrator expansion. The Company also began to amortize deferred stripping which had been capitalized in prior periods.

Exploration expenses increased to $7.4 million for nine months ended June 30, 2008, compared to $6.6 million for the same period in fiscal 2007. This increase is due to a higher level of exploration activity at the Company's Prosperity project, and related activities.

THREE AND NINE MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

General and administrative costs increased to $6.7 million for the first three quarters of fiscal 2008 compared to $5.6 million for the same period in fiscal 2007. The increase was mainly attributable to higher staffing levels relating to increased work for Prosperity, the mill expansion, additional new office facilities at the Company’s corporate offices and an increase in corporate activities relating to the Company’s acquisition and tax planning initiatives.

Interest and other income decreased to $6.7 million as compared to $8.2 million for the same nine months in 2007. The decrease was due to a lower average cash balance and interest rates compared to the same period in the prior year.

The Company had a future income tax expense of $16.7 million for the nine months ended June 30, 2008 compared to a future income tax expense of $14.6 million in the same period of fiscal 2007. The increase in the future income tax liability is due mainly to additional book-to-tax differences due to the Company's ability to take accelerated tax depreciation on certain mining assets. This is offset partially by future tax recoveries due primarily to a reduction in corporate tax rates announced by the federal government in December 2007 that were substantively enacted during the quarter ended June 30, 2008.

1.6 Liquidity

At June 30, 2008, Taseko had working capital of $73.1million, as compared to a $50.0 million at September 30, 2007. The increase in working capital was primarily the result of the financings discussed below and certain income taxes receivable. Furthermore, in connection with the copper concentrate treatment and refining agreement with MRI Trading AG discussed in Section 1.2. the Company has secured a US$30 million line of credit, to add to its $35 million cash on hand at the end of the quarter.

On October 30, 2007, the Company closed a "bought deal" short form prospectus offering of 7,115,385 common shares at a price of $5.20 per common share. The Company granted to the underwriters an over-allotment option to purchase up to an additional 1,067,307 common shares at $5.20. The underwriters elected to exercise the over-allotment option in full at the closing, resulting in aggregate gross proceeds to the Company of $42.5 million.

On November 13, 2007, the Company completed a private placement financing by issuing 1,455,100 common shares at a price of $5.20 per share for gross proceeds of $7.6 million.

Management anticipates that revenues from copper and molybdenum in concentrates and copper cathode, along with current cash balances and the Company’s line of credit, will be sufficient to cover operating costs, working capital, and the Gibraltar mill expansion.

The Company's cash and equivalents are invested in business accounts and banker's acceptances with a major Canadian bank, which are available on demand for the Company's programs, and are not invested in any asset backed deposits or similar investments.

Other than those obligations disclosed in the notes to its unaudited financial statements for the period ended June 30, 2008 and its audited annual financial statements for the year ended September 30, 2007, the Company has no other long term debt, capital lease obligations, operating leases or any other long term obligations.

THREE AND NINE MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7 Capital Resources

Other than those obligations disclosed in the notes to its unaudited financial statements for the period ended June 30, 2008 and its audited annual financial statements for the year ended September 30, 2007, the Company had no material commitments for material capital expenditures as of June 30, 2008.

The Company has purchase orders in the normal course of operations for capital equipment required for the Gibraltar expansion project. The orders have specific delivery dates and financing of this equipment will be through existing cash resources.

Taseko has secured a US$30 million line of credit pursuant to its treatment and refining agreement, but to date has not drawn any amounts against this facility.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Services Inc. ("HDSI") (formerly Hunter Dickinson Inc.) is a private company owned equally by several public companies, one of which is Taseko. HDSI has certain directors in common with the Company and carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDSI on a full cost-recovery basis.

Costs for services rendered and costs incurred on behalf of the Company by HDSI during the nine months ended June 30, 2008 were $6.0 million, as compared to $3.7 million in the first nine months of 2007. The increase over prior fiscal year is due to higher staffing levels required to support the increase in general corporate development and exploration activities.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

None.

1.12 Critical Accounting Estimates

The Company's significant accounting policies are presented in notes 3 and 4 of the audited consolidated statements for the year ended September 30, 2007. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting

THREE AND NINE MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

policies and make estimates. Such estimates may have a significant impact on the consolidated financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of concentrate inventories and supplies inventories the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  rates of amortization of property, plant and equipment
  the carrying values of the reclamation liability,
  the carrying values of the convertible debentures and conversion rights, income taxes,
  the valuation allowances for future income taxes,
  the carrying values of the receivables from sales of concentrate, the carrying values of deferred revenue,
  the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

During the nine months period ended June 30, 2008, the Company increased its mineral reserves at the Company's Gibraltar mine, thereby extending the life of the mine. Consequently, the rates of amortization of the Company's property, plant and equipment, the carrying values of the reclamation liability, and the Company's future income taxes have been revised to reflect the extended mine life.

Mining and milling assets are amortized using the units of production method based on tons mined and milled divided by the estimated tonnage to be recovered in the mine plan. An increase in recoverable reserves results in higher estimated tonnage to be recovered in the mine plan and hence a reduced annual amortization rate.

1.13 Change in Accounting Policies including Initial Adoption

Please refer to note 3 of the accompanying unaudited consolidated financial statements.

1.14 Financial Instruments and Other Instruments

Please refer to note 4 of the accompanying unaudited consolidated financial statements.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

THREE AND NINE MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at August 8 2008.

		Exercise
	Expiry date	price	Number	Number
Common shares				140,370,430

Share purchase option	March 27, 2009	$ 2.18	80,000
	March 27, 2009	$ 2.68	102,500
	February 24, 2010	$ 3.07	834,500
	July 3, 2010	$ 4.03	130,000
	September 28, 2010	$ 1.15	1,128,334
	September 28, 2010	$ 2.07	70,000
	September 28, 2010	$ 2.18	40,000
	March 28, 2011	$ 2.18	442,000
	March 28, 2011	$ 2.63	360,000
	March 28, 2011	$ 2.68	90,000
	August 22, 2011	$ 4.09	320,166
	February 24, 2011	$ 4.50	1,370,000
	February 24, 2012	$ 4.50	903,334
	February 24, 2012	$ 3.07	1,818,000
	February 24, 2012	$ 5.06	193,000
	April 22, 2011	$ 5.45	60,000
	May 16, 2013	$ 5.30	50,000	7,991,834

Convertible bonds	August 29, 2011	US$3.35	8,955,224	8,955,224

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

THREE AND NINE MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3 Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting occurred during the period ended June 30, 2008 that could have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

1.15.4 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls and procedures during the period ended June 30, 2008 that could significantly affect disclosure controls and procedures subsequent to the date the Company carried out its evaluation.